Ex99.19

National Instrument 62-103 Appendix E Form 62-103F1
REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS
Item 1 – Security and Reporting Issuer
1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This   report   relates   to   common   shares   (“Routemaster   Shares”)   of   Routemaster   Capital     Inc. (“Routemaster”) with an address at 65 Queen Street West, Suite 815, Toronto, Ontario, M5H 2M5.
1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.
The Routemaster Shares are listed on the TSX Venture Exchange. The securities that are the subject of this report were issued to the acquiror from Routemaster’s treasury as part of a private placement offering.
Item 2 – Identity of the Acquiror
2.1	State the name and address of the acquiror.
Frederic Leigh
73 Yorkminster Road Toronto, Ontario M2P 1M4

Siwash Holdings Inc. (“Siwash”)
73 Yorkminster Road Toronto, Ontario M2P 1M4

2227929 Ontario Inc. (“2227929”)
65 Queen Street West. #800 Toronto, Ontario
M5H 2M5

Siwash  and 2227929  are companies under the control and direction of Mr. Leigh.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.
On June 26, 2020, Mr. Leigh, through Siwash, acquired 1,506,667 units of Routemaster (each, a “Unit” ) pursuant to Routemaster’s private placement of Units (the “Private Placement”) at a price of $0.03 per Unit for an aggregate cost of $45,200. Each Unit consists of one Routemaster Share and one half Routemaster Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional Routemaster Share at an exercise price of $0.05 for a period of 24 months from issuance. Additionally, Mr. Leigh, through 2227929, acquired 822,617 Units pursuant to the Private Placement for an aggregate cost of $24,678.51. Final TSX Venture Exchange approval for the Private Placement was received on July 23, 2020.
2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer
3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s security holding percentage in the class of securities.

Mr. Leigh, through Siwash., acquired 1,506,667 Units. Additionally, Mr. Leigh, through 2227929, acquired 822,617 Units.
Prior to the acquisition of the aforesaid securities, Mr. Leigh, through Siwash and 2227929, beneficially owned 6,603,374 Routemaster Shares, representing approximately 16% of the issued and outstanding Routemaster Shares prior to completion of the Private Placement, on a non-diluted basis. Following completion of the Private Placement, Mr. Leigh beneficially owns 8,932,658 Routemaster Shares, representing approximately 14.6% of the issued and outstanding Routemaster Shares on a non-diluted basis and 14.19% on a diluted basis.
3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.
Mr. Leigh, through Siwash acquired ownership and control of the Routemaster Shares.
3.3	If the transaction involved a securities lending arrangement, state that fact.
Not applicable.
3.4
State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See item 3.1.
3.5	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,
Mr. Leigh, through Siwash and 2227929, beneficially owned 6,603,374 Routemaster Shares, representing approximately 16% of the issued and outstanding Routemaster Shares prior to completion of the Private Placement, on a non-diluted basis. Following completion of the Private Placement, Mr. Leigh beneficially owns 8,932,658 Routemaster Shares, representing approximately 14.6% of the issued and outstanding Routemaster Shares on a non-diluted basis and 14.19% on a diluted basis.
(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and
Not applicable.
(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
Not applicable.

3.6
If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable.
3.7
If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.
3.8
If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.
Item 4 – Consideration Paid
4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.
Siwash purchased 1,506,667Units at a price of $0.03 per Unit for total consideration of $45,200. 2227929 purchased 822,617 Units at a price of $0.03 per Unit for total consideration of $24,678.51.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.
Not applicable.
Item 5 – Purpose of the Transaction
State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:
(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;

  (g)     a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)    a solicitation of proxies from securityholders;
(k)    an action similar to any of those enumerated above.
The Units were acquired for investment purposes. Mr. Leigh, Siwash and 2227929 may acquire additional securities of Routemaster in the future, may dispose of some or all of the securities or may continue to hold their current position.
Item 6 – Agreements, Arrangements, Commitments or Understandings with Respect to Securities of the Reporting Issuer
Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Not applicable.
Item 7 – Change in material fact
If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.
Not applicable.
Item 8 – Exemption
If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.
Not applicable.

  Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.
Dated:  July 24, 2020
 “ Frederic Leigh”
Frederic Leigh